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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No.  )*


                              Ross Systems, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  778303-10-7
                    --------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 778303-10-7                 Page 2 of 5 Pages
                         13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          Founders Asset Management, Inc.
          84-0205848

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)  [ ]

                                                  (b)  [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                         5    SOLE VOTING POWER
NUMBER OF SHARES                   1,160,900
BENEFICIALLY OWNED
BY EACH REPORTING        6    SHARED VOTING POWER
PERSON WITH                        None

                         7    SOLE DISPOSITIVE POWER
                                   1,157,825

                         8    SHARED DISPOSITIVE POWER
                                   3,075

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,160,900

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.2%

12   TYPE OF REPORTING PERSON*
          I.A.

         *SEE INSTRUCTION BEFORE FILLING OUT

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Schedule 13G                          Page 3 of 5 Pages


Item 1 (a)     Name of Issuer:

               Ross Systems, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               1100 Johnson Ferry Road
               Atlanta, GA  30342

Item 2 (a)     Name of Person filing:

               Founders Asset Management, Inc.

Item 2 (b)     Address of Principal Office:

               2930 E. Third Ave.
               Denver, CO  80206

Item 2 (c)     Citizenship:

               State of Delaware

Item 2 (d)     Title of Class of Securities:

               Common Stock

Item 2 (e)     Cusip Number:   778303-10-7


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)       ( )  Broker or Dealer registered under Section 15 of the Act.
(b)       ( )  Bank as defined in Section 3(a)(6) of the Act.
(c)       ( )  Insurance Company as defined in Sec. 3(a)(19) of the Act.
(d)       ( )  Investment Company registered under Section 8 of the Investment
               Company Act.
(e)       (X)  Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940.
(f)       ( )  Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of
               1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F).
(g)       ( )  Parent Holding Company in accordance with Section
               240.13d-1(b)(ii)(G).  (Note:  see Item 7)
(h)       ( )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

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Schedule 13G                          Page 4 of 5 Pages


Item 4    Ownership:

          For Founders Asset Management, Inc. ("FAMI"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of December 31, 1996, the number of shares to which it has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which it has the sole power and the shared power to dispose or to direct the disposition of the shares:

          (1)  Amount Beneficially Owned:  1,160,900

          (2)  Percent of Class:  6.2%

          (3)  Number of shares as to which Founders Asset Management, Inc. has:

          (a)  sole power to vote or to direct the vote:  1,160,900

          (b)  shared power to vote or to direct the vote:  None

          (c)  sole power to dispose or to direct the disposition of:  1,157,825

          (d)  shared power to dispose or to direct the disposition of:  3,075

Item 5    Ownership of five percent or less of a class.

          Not Applicable

Item 6    Ownership of more than five percent on behalf of another person.

          All shares are owned for the benefit of third parties (private accounts and/or investment companies managed by the undersigned), which are entitled to receipt of dividends and proceeds from the sale of such securities. No such individual third party beneficially owned more than five percent of such securities.

Item 7 Identification and classification of the subsidiaries which acquired the security being reported on by the Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of a Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

          Not applicable.

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Schedule 13G                          Page 5 of 5 Pages


Item 10   Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1997
---------------------------------
Date


/s/ Jonathan F. Zeschin
------------------------------------------
Jonathan F. Zeschin, President
Founders Asset Management, Inc.